SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-      )

Filing under the Public Utility Holding Company Act of 1935
________, 2000

The AES Corporation (70-___)

          The AES Corporation ("AES"), 1001 North 19th Street, Arlington, VA 22209, an exempt public utility holding company under Section 3(a)(5) of the Public Utility Holding Company Act of 1935 ("Act"), has filed an application seeking a Commission order (i) authorizing AES under Sections 9(a)(2) and 10 of the Act to acquire all of the equity securities of IPALCO Enterprises, Inc. ("IPALCO"), an exempt public utility holding company under Section 3(a)(1) by Rule 2 under the Act, and (ii) and finding that following its acquisition of IPALCO, AES will be an exempt public utility holding company under Section 3(a)(5) of the Act. IPALCO has one public utility subsidiary, Indianapolis Power & Light Company ("IPL"), which is principally engaged in the generation, transmission, distribution and sale of electric energy in central Indiana and the sale of steam in Indianapolis, Indiana. AES currently owns all of the common stock of CILCORP Inc. ("CILCORP"), an Illinois public utility holding company exempt under Section 3(a)(1) by Rule 2, and the parent of Central Illinois Light Company ("CILCO"), an electric and gas utility company.

          Under an Agreement and Plan of Share Exchange dated as of July 15, 2000, between AES and IPALCO ("Share Exchange Agreement"), IPALCO and AES will effect a share exchange in which IPALCO will become a wholly-owned subsidiary of AES ("Transaction"). Each outstanding share of IPALCO common stock will be converted into the right to receive shares of AES common stock with a market value of $25.00 (subject to adjustment as described in the Share Exchange Agreement).

          Following the Transaction, AES will own IPALCO as a first tier subsidiary, and IPALCO's direct and indirect subsidiaries, including IPL, will retain their current relationship with IPALCO. IPALCO will continue to claim an exemp-tion under Section 3(a)(1) by Rule 2.

          AES maintains that the Transaction offers important benefits to IPALCO's utility customers and shareholders. It states that its international and diversified experience in competitive power markets will supply IPL with substantial additional resources needed to provide efficient and reliable service in the increas-ingly competitive electric utility industry. It also states that the Transaction will provide significant benefits to AES and its current utility subsidiary, CILCO. These potential benefits include strengthening AES's ability to compete in the changing electric utility industry by expanding the scope of its operations and customer base; adding to its operations some of the most efficient coal fired electric generating plants in the Midwest; and gaining a highly respected brand name. AES states that both IPALCO and CILCORP will benefit from resulting economies of scale in the generation and retail segments of their business.

          If required by the Commission as a condition to granting its applica-tion, AES will commit to enter into an agreement with an unaffiliated person within three years from completion of the Transaction to divest its ownership of all utility assets of CILCO subject to the jurisdiction of the Commission. Upon completing this divestiture, IPL would be the only public utility subsidiary of AES.

          AES states that following the Transaction it will not derive a material part of its income, directly or indirectly, from one or more companies whose princi-pal business within the United States is that of a public utility company. It thus further states that following the Transaction it will qualify for an exemption under Section 3(a)(5) of the Act.